Exhibit 99.2

$FFHOHUDWLQJVXFFHVV  First Quarter 2022 Financial Results May 3, 2022

Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially differen t f rom any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic condi tions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign e xch ange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to del ive r services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersec uri ty risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage l oan s; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitabili ty; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, c han ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2021 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and othe r p eriodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendi x f or reconciliations to GAAP measures.

Highlights Colliers 3 USD LC (1) Revenue 1,000.9 774.9 29% 31% Adjusted EBITDA 121.5 92.1 32% 33% Adjusted EBITDA Margin 12.1% 11.9% Adjusted EPS 1.44 1.04 38% GAAP Operating Earnings 40.8 40.0 2% GAAP Operating Earnings Margin 4.1% 5.2% GAAP diluted EPS -0.42 0.11 NM Three months ended March 31 2022 2021 %Change Strong first quarter results building on the momentum coming out of 2021 • Revenues up sharply in all service lines Busy quarter for acquisitions • Added affiliate operations in Cincinnati and Cleveland • Colliers Engineering & Design expanded in US Southwest with KFW Engineers & Surveying • Just after quarter - end, completed the previously announced acquisitions of Colliers Italy and Antirion Investment Management represents 23% of consolidated Adjusted EBITDA (including acquisitions) (US$ millions, except per share amounts) (1) Local Currency (2) For the three months ended March 31, 2022, GAAP operating earnings and GAAP diluted EPS include a $26.1 million loss on dispo s al of the Company’s Russian operations

Trailing Twelve Months Ended March 31, 2022 Service Diversification Colliers 4 Shown on a proforma basis including acquisitions 27% 50% 23% 39% 23% 29% 9% Leasing Outsourcing & Advisory Capital Markets Investment Management Leasing & Capital Markets 50 % Recurring TTM Q1 2022 Revenue By Service TTM Q1 2022 AEBITDA By Service 48% Recurring

262.7 210.5 237.3 179.7 414.5 340.1 86.4 44.6 1,000.9 774.9 Q1 2022 Q1 2021 First Quarter Consolidated Revenues Colliers 5 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q1 2021 USD LC Investment Management (1) 94% 94% Outsourcing & Advisory 22% 24% Leasing 32% 34% Capital Markets 25% 27% Total 29% 31% Revenue Mix Q1 2022 Q1 2021 Investment Management 9% 6% Outsourcing & Advisory 41% 44% Leasing 24% 23% Capital Markets 26% 27% Total 100% 100% Local currency internal growth: 27% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 38%

Americas 641.7 EMEA 153.3 Asia Pacific 119.4 Investment Management 86.4 64% 15% 12% 9% Americas 475.8 EMEA 126.1 Asia Pacific 128.3 Investment Management 44.6 61% 16% 17% 6% Americas 56.9 EMEA 4.5 Asia Pacific 15.5 Investment Management 17.7 60% 5% 16% 19% 5% Americas 81.1 EMEA 4.9 Asia Pacific 10.2 Investment Management 26.8 66% 4% 8% 22% First Quarter Geographic Mix (1) Q1 2022 GAAP Operating Earnings: $61.3M Americas, ($30.8M) EMEA, $8.2M Asia Pacific, $17.2M Investment Management (2) Q1 2021 GAAP Operating Earnings: $42.9M Americas, ($1.1M) EMEA, $11.7M Asia Pacific, $9.9M Investment Management Colliers 6 Q1 2022 Revenues Q1 2021 Revenues Q1 2022 AEBITDA Q1 2021 AEBITDA (US$ millions)

Strong Leasing and Capital Markets activity Solid growth in Outsourcing & Advisory led by Engineering & Design, Valuation and Loan Servicing Americas Colliers 7 GAAP Operating Earnings: Q1 2022 $61.3M at 9.6% margin; Q1 2021 $42.9M at 9.0% margin 192.1 142.1 188.7 134.2 260.9 199.5 641.7 475.8 Q1 2022 Q1 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 35% 35% Outsourcing & Advisory Leasing Capital Markets

Significant foreign exchange headwinds impacted revenues 8% Outsourcing & Advisory up on higher project management and property management revenues Solid transaction activity EMEA Colliers 8 GAAP Operating Earnings: Q1 2022 ($30.8M) at (20.1%) margin; Q1 2021 ($1.1M) at (0.9%) margin 40.9 35.6 30.3 25.6 82.1 64.9 153.3 126.1 Q1 2022 Q1 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 22% 30% Outsourcing & Advisory Leasing Capital Markets

Foreign exchange headwinds impacted revenues 4% Revenue decline attributable to COVID - 19 lockdowns in several Asian markets APAC Colliers 9 GAAP Operating Earnings: Q1 2022 $8.2M at 6.9% margin; Q1 2021 $11.7M at 9.1% margin 29.8 32.8 18.3 19.9 71.3 75.6 119.4 128.3 Q1 2022 Q1 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -7% -3% Outsourcing & Advisory Leasing Capital Markets

Strong growth in recurring management fees AUM of $52.4 billion on March 31, 2022, up significantly from $41.6 billion on March 31, 2021 Including Antirion , AUM now $57 billion Investment Management Colliers 10 GAAP Operating Earnings: Q1 2022 $17.2M at 19.9% margin; Q1 2021 $9.9M at 22.3% margin 61.6 44.6 24.7 0.0 86.4 44.6 Q1 2022 Q1 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 94% 94% Revenue Growth 38% 38% (excluding pass - through carried interest) Pass - through carried interest

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 11 Cash $ 230.4 $ 396.7 $ 118.5 Total Debt 714.3 531.1 523.4 Net Debt $ 483.9 $ 134.3 $ 404.9 Convertible Notes 225.5 225.2 224.3 Redeemable non-controlling interests 541.2 536.9 440.0 Shareholders' equity 529.9 585.3 598.7 Total capitalization $ 1,780.5 $ 1,481.7 $ 1,667.9 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 0.9x 0.3x 1.1x Capital Expenditures $ 9.8 $ 22.1 Acquisition Spend (2) $ 178.9 $ 22.4 Three months ended March 31, 2022 March 31, 2021 March 31, 2022 December 31, 2021 March 31, 2021 Highlights • Leverage ratio of 0.9x • Significant financial capacity for future acquisitions (including Basalt Infrastructure expected to close in second half of 2022) • Repurchased 600,539 Subordinate Voting Shares for total consideration of $76.7 million for cancellation • After quarter - end, repurchased a further 398,900 Subordinate Voting Shares • Anticipating capital expenditures of $75 - $80 million in 2022

(US$ millions) 2022 Outlook Colliers 12 Measure Updated Previous Revenue growth Low double digit revenue growth:  Mid to high - single digit internal growth  Balance from acquisitions (including KFW, Colliers Cincinnati and Ohio, Antirion , Colliers Italy and Basalt) High single digit revenue growth:  Mid - single digit internal growth  Balance from acquisitions (including Antirion , Colliers Italy and Basalt) AEBITDA Margin Up 40 bps – 80 bps Up 40 bps – 60 bps Consolidated income tax rate 25% - 27% 26% - 28% NCI share of earnings 18% - 20% 18% - 20% AEPS growth High - teens Mid - teens The financial outlook is based on the Company’s best available information as of the date of this press release, and remains sub ject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak or continuation of war, elections, disruption of sup ply chains) and related factors. Increased 2022 outlook to reflect strong first quarter operating results as well as the impact of acquisitions

Appendix 13 Reconciliation of non - GAAP measures

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 14 (US$ thousands) Net earnings $ 21,317 $ 24,807 Income tax 16,327 8,847 Other income, including equity earnings from non-consolidated investments (3,128) (1,982) Interest expense, net 6,318 8,284 Operating earnings 40,834 39,956 Loss on disposal of Russian operations 26,090 - Depreciation and amortization 36,640 37,777 Gains attributable to MSRs (5,297) (9,075) Equity income from non-consolidated entites 3,160 1,406 Acquisition-related items 15,083 18,847 Restructuring costs 90 293 Stock-based compensation expense 4,861 2,925 Adjusted EBITDA $ 121,461 $ 92,129 Three months ended March 31, 2022 March 31, 2021

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 15 (US$ thousands) Net earnings $ 21,317 $ 24,807 Non-controlling interest share of earnings (8,516) (7,780) Interest on Convertible Notes 2,300 2,300 Loss on disposal of Russian operations 26,090 - Amortization of intangible assets 24,591 27,338 Gains attributable to MSRs (5,297) (9,075) Acquisition-related items 15,083 18,847 Restructuring costs 90 293 Stock-based compensation expense 4,861 2,925 Income tax on adjustments (6,419) (9,666) Non-controlling interest on adjustments (3,670) (3,335) Adjusted net earnings $ 70,430 $ 46,654 (US$) Diluted net (loss) earnings per common share $ (0.38) $ 0.10 Interest on Convertible Notes, net of tax 0.04 0.04 Non-controlling interest redemption increment 0.64 0.28 Loss on disposal of Russian operations 0.53 - Amortization expense, net of tax 0.30 0.37 Gains attributable to MSRs, net of tax (0.06) (0.11) Acquisition-related items 0.27 0.30 Restructuring costs, net of tax - - Stock-based compensation expense, net of tax 0.10 0.06 Adjusted EPS $ 1.44 $ 1.04 Diluted weighted average shares for Adjusted EPS (thousands) 48,791 44,738 Three months ended March 31, 2022 March 31, 2021 Three months ended March 31, 2022 March 31, 2021

Other Non - GAAP Measures Colliers 16 Local currency revenue growth rate and internal revenue growth rate measures Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared . Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods . Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions . We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions . Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers . Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations . AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments . Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers . Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA (slide 14) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to lon g - t erm duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected f ull year impact of business acquisitions and dispositions.